EXHIBIT 12

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
(dollars in thousands)

	Six Months Ended	Year Ended December 31,
	June 30, 2015	2014	2013	2012	2011	2010
Earnings
Income (loss) from continuing operations before provision for income taxes and noncontrolling interests	$9,008	$4,635	$(15,585)	$591	$2,273	$(18,308)
Amount recorded for equity in loss of unconsolidated entity	820	—	—	—	—	—
Add:
Interest on indebtedness	17,519	37,203	32,266	29,991	30,525	30,737
Amortization of loan costs	1,193	1,828	745	1,253	1,278	1,251
Interest component of operating leases	152	264	227	220	182	226
	$28,692	$43,930	$17,653	$32,055	$34,258	$13,906

Fixed charges
Interest on indebtedness	$17,519	$37,203	$32,266	$29,991	$30,525	$30,737
Amortization of debt expense and premium	1,193	1,828	745	1,253	1,278	1,251
Interest component of operating leases	152	264	227	220	182	226
	$18,864	$39,295	$33,238	$31,464	$31,985	$32,214
Preferred stock dividends
Series A Preferred Stock	$198	$—	$—	$—	$—	$—

Combined fixed charges and preferred stock dividends	$19,062	$39,295	$33,238	$31,464	$31,985	$32,214

Ratio of earnings to fixed charges	1.52	1.12		1.02	1.07

Ratio of earnings to combined fixed charges and preferred stock dividends	1.51	1.12		1.02	1.07

Deficit (Fixed charges)			$15,585			$18,308

Deficit (Combined fixed charges and preferred stock dividends)			$15,585			$18,308